UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04053325

December 27, 2004

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section: 14A-8
Rule:
Public Availability: 12/27/2004

Re: General Electric Company
Incoming letter dated December 10, 2004

Dear Mr. Mueller:

This is in response to your letter dated December 10, 2004 concerning the shareholder proposal submitted to GE by Charles E. Collins and Patricia M. Brennan. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

RECD S.E.C.
DEC 30 2004
1083

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PROCESSED
JAN 10 2005
THOMSON FINANCIAL

40545

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 10, 2004

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of Charles E. Collins and Patricia M. Brennan*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a shareowner proposal and a statement in support thereof (the "Proposal") received from Charles E. Collins and Patricia M. Brennan (the "Proponents"), naming John Chevedden as their designated representative. The Proposal requests that GE's Board of Directors "challenge itself to increase its level of independence to at least average and then maintain an average or higher independence level" and to formalize this request as a corporate governance policy or bylaw. The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from the 2005 Proxy Materials on the bases set forth below, and we respectfully request that the Staff concur in our view that:

I. **The Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1), because the Proponents did not provide the requisite proof of continuous stock ownership in response to GE's request for that information; and**

II. The Proposal may be excluded under Rule 14a-8(i)(6) because GE lacks the power to implement the Proposal.

Alternatively, if the Staff finds that the Proposal should not be excluded as a result of the above-described basis, GE requests the Staff's concurrence that the Proponents' identities may be stricken from the Proposal pursuant to Rule 14a-8(l)(1).

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of GE's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2005 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to GE only.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponents Did Not Provide the Requisite Proof of Continuous Stock Ownership in Response to GE's Request for that Information.

We believe that GE may exclude the Proposal under Rule 14a-8(f)(1) because the Proponents did not substantiate their eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner submits] the proposal." The Proponents submitted the Proposal to GE by a letter dated October 12, 2004 that was received by GE via facsimile on October 21, 2004 after the close of business. That facsimile did not include evidence demonstrating that the Proponents satisfied Rule 14a-8(b). *See* Exhibit A. Moreover, the Proponents do not appear in the records of GE's stock transfer agent as shareowners of record. Accordingly, in a letter dated October 26, 2004, which was sent within 14 days of GE's receipt of the Proposal, GE informed the Proponents and John Chevedden, the Proponents' designated representative, of the requirements of Rule 14a-8(b), stated the type of documents that constitute sufficient proof of eligibility, and indicated that the Proponents' response had to be postmarked within 14 days of their receipt of GE's letter. A copy of GE's letter to John Chevedden and to the Proponents is attached hereto as Exhibit B. In addition, GE enclosed with its notice of deficiency a copy of Rule 14a-8, which also sets forth the manner in which the Proponents could submit adequate information. GE's October 26 letter was sent to John Chevedden and to the Proponents via overnight delivery, and GE has confirmation from the courier company that the letter was delivered to John Chevedden and to the Proponents on October 27, 2004. A copy of the confirmation from the courier company, Federal Express, is attached hereto as Exhibit C. Notwithstanding the Proponents' receipt of GE's notice of deficiency and the Proponents' statement in the "Notes" section accompanying the Proposal, which indicates that "Verification of stock ownership will be forwarded," the Proponents did not within 14 days provide proof of beneficial ownership satisfying the requirements of Rule 14a-8(b) and, in fact, have not to date responded to GE's notice of deficiency and request for proof of ownership.

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence that he or she has satisfied the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. GE satisfied its obligations under Rule 14a-8 in its October 26 letter to the Proponents, which clearly stated:

- the ownership requirements of Rule 14a-8(b)(1);
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i) and (ii); and
- that the Proponents' response had to be postmarked within 14 days after their receipt of GE's letter.

GE's notice also satisfied the standards set forth in Staff Legal Bulletin No. 14B ("SLB 14B"), published on September 15, 2004. In SLB 14B, the Staff indicated that if a company cannot determine whether a shareowner proponent satisfies Rule 14a-8's ownership requirements, the company should request that the shareowner provide proof of ownership that satisfies Rule 14a-8's requirements. In that regard, SLB 14B indicates that companies should use language that tracks Rule 14a-8(b), which states that the proponent must prove its eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareowner proponent submitted the proposal, the shareowner proponent continuously held the securities for at least one year; or
- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareowner proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareowner proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

As seen in Exhibit B, GE's October 26 letter contained this language, and thus provided the Proponents with appropriate notice regarding the ownership information that was required and the manner in which the Proponents must comply with the requirements of Rule 14a-8(b). SLB 14B also recommends that companies consider including a copy of Rule 14a-8 with such notice of defects, which GE did in its October 26 letter.

On numerous occasions, the Staff has taken a no-action position concerning a company's omission of a shareowner proposal based on a proponent's failure to provide evidence of his or her eligibility under Rules 14a-8(b) and (f)(1). *See Intel Corporation* (avail. Jan. 29, 2004); *Motorola, Inc.* (avail. Sept. 28, 2001); *Target Corp.* (avail. Mar. 12, 2001); *Saks Inc.* (avail. Feb. 9, 2001); *Johnson & Johnson* (avail. Jan. 11, 2001). The Staff has extended a proponent's correction period beyond 14 days upon finding deficiencies in the company's communication. *See, e.g., Sysco Corp.* (avail. Aug. 10, 2001); *General Motors Corp.* (avail. Apr. 3, 2001) (extending the correction period because the company's notice did not adequately describe the documentation required under Rule 14a-8(b)). In the present case, we do not believe that an extension of the response period is warranted because GE's October 26 letter notifying the Proponents of the need to present satisfactory evidence supporting their beneficial ownership of GE's common stock fully complied with the requirements of Rule 14a-8(f)(1) and SLB 14B. Furthermore, the Proponents should be aware of the need to satisfy the beneficial ownership requirements, as in the past they have submitted proposals pursuant to the shareowner proposal rules. Accordingly, we believe that GE may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because GE Lacks the Power to Implement the Proposal.

Although we believe that the Proposal is excludable under Rules 14a-8(b) and (f)(1) as described above, should the Staff not concur with exclusion on that basis, we believe that the Proposal may be excluded under Rule 14a-8(i)(6) based on GE's lack of power to implement the Proposal. Rule 14a-8(i)(6) provides that a company may omit a shareowner proposal "if the company would lack the power or authority to implement the proposal." We believe that the Proposal is excludable under Rule 14a-8(i)(6) because GE cannot take steps to ensure that the specified independence standard is achieved and, if achieved, is "then maintained."

The Proposal requests that the GE Board "challenge itself to increase its level of independence to at least average" and, if this level of independence is achieved, to "then maintain an average or higher independence level." GE is a New York corporation and, as such, is subject to the New York Business Corporation Law (the "NYBCL"). Under Section 614 of the NYBCL, GE's directors are generally elected by the shareowners of the corporation.[1] Thus, under the NYBCL, as well as under GE's By-Laws, directors of the Company are elected by

---

[1] While the Board may fill director vacancies that arise between annual shareowner meetings, at each annual meeting of shareowners all directors are elected by vote of the shareowners.

shareowners. Because GE cannot control whom its shareowners elect as directors, it cannot take steps to ensure that the Proposal is implemented.

On a number of occasions, the Staff has concurred with the exclusion of similar proposals. For example, in *General Electric Company* (avail. Feb. 4, 2002), the Staff concurred with the exclusion of a substantially similar proposal recommending that the GE Board increase its independence and that a majority of the GE Board "be independent," on the basis that the proposal was beyond the GE Board's power to implement. While the Proposal is phrased in terms of the Board "challeng[ing] itself" to increase its level of independence to the specified level, it also requests that the standard "be formalized as a corporate governance policy or bylaw." We believe that the Proposal's request for formal action without providing for a cure mechanism or other stop gap measure means that the Proposal is equivalent to prior proposals requesting that a board achieve specified independence goals. *See, e.g., Cintas Corporation* (avail. Aug. 27, 2004) (proposal requesting that the board adopt and implement "as soon as possible" a policy that the board chair be an independent director who had not previously served as an executive officer of the company was excludable because the board did not have the power to ensure that its chairman would retain independence at all times and the proposal did not provide the board with an opportunity or mechanism to cure a violation of the independence standard). Moreover, because the Proposal seeks to have the independence standard implemented through a policy or bylaw change, it is distinguishable from those proposals that have been found not excludable because they addressed actions that could be taken to implement the proposal that are within a board's control, such as nominating independent candidates or seeking to "transition" to a specified independence standard. *See, e.g., Conseco, Inc.* (avail April 5, 2002) (in which the Staff viewed a proposal requesting a board to "pursue this [independence] goal and transition to an independent Board through its power to nominate candidates" as not beyond the company's power to implement); *AMR Corp.* (avail. April 3, 2002) (proposal requesting adoption of a bylaw that the board nominate independent directors to key board committees "to the fullest extent possible" not excludable).

The Proposal also provides that, if the specified degree of independence is reached, the Board must "then maintain" that level of independence. The Staff has consistently concurred that a provision in a proposal such as the one involved here under which a company must "then maintain" a specified standard of independence provides a separate and sufficient basis for exclusion of the proposal under Rule 14a-8(i)(6). *See, e.g., The Boeing Co.* (avail Feb. 13, 2001) and *AT&T Corp.* (avail Feb 13, 2001) (each finding a proposal from John Chevedden excludable under Rule 14a-8(i)(6) where the proposal recommended that key board committees transition to and "then maintain" directors meeting certain criteria). Just as GE is not able to ensure that independent directors are elected to its Board, likewise it is beyond GE's power to provide that a specific independence goal will be maintained. For this reason as well, the Proposal may be excluded under Rule 14a-8(i)(6).

Accordingly, for the reasons set forth above, we believe that GE may exclude the Proposal under Rule 14a-8(i)(6), as GE lacks the power or authority to implement the Proposal.

III. The Proponents' Identifying Information May Be Excluded from the Proposal Under Rule 14a-8(l)(1).

Rule 14a-8(l)(1) permits a company to exclude a proponent's name, address, and number of voting securities held so long as the proxy materials include a statement that the company will promptly provide such information to shareowners upon receiving an oral or written request. The Proponents' names and address are disclosed in the second paragraph of the Proposal. Staff Legal Bulletin No. 14, published on July 13, 2001, confirms that the name of the proponent, even if included in the Proposal or supporting statement thereto, may be omitted. *See also Wyeth* (avail. Dec. 23, 2003) (finding that the sentence identifying the proponent and the proponent's address was excludable). Accordingly, pursuant to Rule 14a-8(l)(1), GE requests the Staff's concurrence that in lieu of providing the proponent's name and address in GE's proxy materials, GE may include a statement indicating that this information will be provided to shareowners promptly upon receipt of an oral or written request.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2005 Proxy Materials. Alternatively, we respectfully request that the Staff concur that it will take no action if GE omits the names and address of the Proponents, provided that GE undertakes in its proxy materials to provide that information upon oral or written request. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller EAI

ROM/ela
Enclosures

cc: Thomas J. Kim, General Electric Company
Charles E. Collins and Patricia M. Brennan
John Chevedden

70301746_6.DOC

EXHIBIT A

10/21/2004 20:38 3103717872

bWH

Charles Collins and Patricia Brennan
35 Hampstead Road
Jamaica Plain, MA 02130

OCT 22 2004
J.R.IMMELT

RECEIVED
OCT 22 2004
B. W. HEINEMAN, JR

October 12, 2004

Mr. Jeffrey Immelt
Chairman
General Electric Company (GE)
3135 Easton Turnpike
Fairfield, CT 06828
PH: 203-373-2211
FX: 203-373-3131

Dear Mr. Immelt,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Charles Collins

Patricia Brennan

cc: Thomas J. Kim
Corporate & Securities Counsel
PH: 203-373-2663 FX: 203-373-3079

3 – Elevate Our Board to Average Independence

RESOLVED: Elevate Our Board to Average Independence. Shareholders request that our Board challenge itself to increase its level of independence to at least average and then maintain an average or higher independence level. This is requested to be formalized as a corporate governance policy or bylaw.

Mr. Charles E. Collins and Ms. Patricia M. Brennan, 35 Hampstead Road, Jamaica Plain, MA 02130 submitted this proposal.

The proposed standard of independence is the standard from the Council of Institutional Investors www.cii.org: "Stated most simply an independent director is a person whose directorship constitutes his or her only connection to the corporation." Further details on this independence definition are under "Council Policies" at www.cii.org.

By the Council's definition I believe that the average major U.S. corporation Board is 70% to 80% independent. This proposal requests that our board elevate its level of independence to at least average and then maintain an average or higher independence level.

In 2004 our board was 63% independent – below average. Six of our 16 directors were non-independent.

We believe that very few Fortune 500 companies exceed GE in having 6 non-independent directors on the Board. We do not believe this kind of excess benefits sharehodlers. Many or most Boards have only one inside director – our company has four.

"Elevate Our Board to Average Independence" was the title submitted at the beginning of this proposal. In fairness we requested that our company not repeat its 2004 prejudicial practice of deleting titles at the beginning of shareholder proposals and not allowing shareholder proposals to have titles at their beginning.

Serious about Good Governance.

Enron and the corporate disasters that followed forced many companies to get serious about good governance which includes independent directors. When the buoyant stock market burst, suddenly the importance of governance was clear. In a time of crises, a vigorous board that has done its job can help companies minimize the damage. A look back at *Business Week's* inaugural ranking of the best and worst boards in 1996 tells the story. For the 3 years after the list appeared, the stocks of companies with the best boards outperformed those with the worse boards by 2 to 1.

Business Week in "The Best & Worst Boards" cover page report, October 7, 2002

Elevate Our Board to Average Independence
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

EXHIBIT B

Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

October 26, 2004

By Federal Express
John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, Ca 90278

Re: Shareowner Proposal on Board Independence

Dear Mr. Chevedden:

We received Mr. Charles Collins's and Ms. Patricia Brennan's shareholder proposal relating to board independence on October 21, 2004.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. We are sending you this letter to notify you that we have not received the required proof of ownership from Mr. Collins and Ms. Brennan.

To remedy this defect, you must satisfy this requirement. Under Securities and Exchange Commission interpretations, sufficient proof may be in the form of:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, at the time the shareholders submitted this proposal, they continuously held the shares for at least one year; or

- if they have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting their ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in ownership level and a written statement that they continuously held the required number of shares for the one-year period.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on October 26, 2004 by Federal Express.

Thank you.

Very truly yours,

Thomas J. Kim

Enclosure
Cc: Mr. Charles Collins and Ms. Patricia Brennan
35 Hampstead Road
Jamaica Plain, MA 02130

Shareholder Proposals - Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

EXHIBIT C

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Tracking number:	792122091712	**Ship Date:**	Oct 26, 2004
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Delivery Date:	Oct 27, 2004 10:03		
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Tracking number	790317857322	**Delivery location**	Redondo Beach, CA
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Ship date	Oct 26, 2004	**Service type**	Priority Envelope
Delivery date	Oct 27, 2004 9:04 AM	**Weight**	0.5 lbs.
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Tracking number	792122091712	**Delivery location**	Jamaica Plain, MA
Signed for by	Signature release on file	**Delivered to**	Residence
Ship date	Oct 26, 2004	**Service type**	Priority Envelope
Delivery date	Oct 27, 2004 10:03 AM	**Weight**	0.5 lbs.
Status	Delivered		

Date/Time		Activity	Location	Details
Oct 27, 2004	10:03 AM	**Delivered**	Jamaica Plain, MA	Left at front door. No signature required - release waiver on file
	8:58 AM	At dest sort facility	EAST BOSTON, MA	
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	7:33 AM	At dest sort facility	EAST BOSTON, MA	
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Oct 26, 2004	10:47 PM	Arrived at FedEx location	NEWARK, NJ	
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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 10, 2004

The proposal relates to independence.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(f). We note that the proponents appear not to have responded to GE's request for documentary support indicating that they have satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

Sincerely,

Daniel Greenspan

Daniel Greenspan
Attorney-Advisor